SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 8, 2010

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated February 8, 2010 regarding “Executive Leadership Team strengthened by two regional heads.”

PRESS RELEASE February 8, 2010

Executive Leadership Team strengthened by two regional heads

•	Mats H Olsson, head of China & North East Asia

•	Angel Ruiz, head of North America

•	Reorganization of regional set up – from 23 market units to ten regions

Hans Vestberg, Ericsson’s (NASDAQ:ERIC) President and CEO, has appointed two regional heads as members of the Executive Leadership Team. These are representing Ericsson’s largest markets, namely North America and China and North East Asia.

Hans Vestberg said: “Angel and Mats have been instrumental in further growing our market share in North America and China. They add important customer and market insights to the Executive Leadership Team. In addition, the executive team is now more diversified and we have secured more customer focus to our short as well as long-term strategic discussions. I am confident that we have the strongest leadership team in the industry and Ericsson will be a powerful player also in this new decade.”

Mats H Olsson began his career at Ericsson in 1982. He was posted in Asia in 1984 where he founded Ericsson’s wholly-owned offices in Hong Kong, Beijing and Indonesia, respectively. During his career in Asia, Mats has been president of Ericsson’s operations in Taiwan, Indonesia and Malaysia. In 2004, he was appointed president of Ericsson Greater China with overall responsibility for Mainland China, Hong Kong, Macao and Taiwan, leading a regional team of more than 9,000 employees. Mats H Olsson was born 1954 and holds a Master of Business Administration from the Stockholm School of Economics.

Angel Ruiz joined Ericsson in 1990 and has held a variety of sales and managerial positions within the company, including heading up the global account teams for Cingular/SBC/BellSouth (now AT&T). He was also involved in project and product management and worked in customer support assignments in Mexico, Venezuela and Sweden. Before joining Ericsson, Angel Ruiz held various positions with Sprint, AT&T and Bell Atlantic. In 2001, he was appointed president of Ericsson North America. Ericsson has, after the acquisition of Nortel’s CDMA and LTE operations as well as the services agreement with Sprint, 14,000 skilled employees in North America. Angel Ruiz was born in 1956 and holds a bachelor’s degree in electrical engineering from the University of Central Florida and a master’s degree in management science and information systems from John Hopkins University.

PRESS RELEASE February 8, 2010

Ericsson’s Executive Leadership Team will with immediate effect have the following composition:

Hans Vestberg, President and Chief Executive Officer

Jan Frykhammar, Chief Financial Officer and Executive Vice President

Cesare Avenia, Chief Brand Officer

Carl Olof Blomqvist, General Counsel

Håkan Eriksson, Chief Technology Officer

Douglas L. Gilstrap, head of Strategy

Marita Hellberg, head of Human Resources & Organization

Magnus Mandersson, head of Global Services

Mats H Olsson, head of China & North East Asia

Torbjörn Possne, head of Sales & Marketing

Rima Qureshi, head of CDMA Mobile Systems and Ericsson Response

Angel Ruiz, head of North America

Henry Sténson, head of Communications

Johan Wibergh, head of Networks, Executive Vice President

Jan Wäreby, head of Multimedia

TEN NEW REGIONS AND THEIR HEADS

Hans Vestberg said: “By reducing the number of market units and creating regions, we will increase customer focus as well as enabling stronger regional, and ultimately also global strategies. We have secured the best competencies in these positions with good track-records in establishing a culture of putting the customer first. Our new regions will be key in driving flexibility, speed and innovation in our business.”

The new regional set-up will be effective as of April 1. The ten regions with its respective heads are:

North America, Angel Ruiz, currently in same position

Latin America, Sergio Quiroga da Cunha, currently head of market unit South America

Mediterranean, Nunzio Mirtillo, currently head of business operations within market unit South East Europe

Western & Central Europe, Anders Runevad, currently head of sales at Sony Ericsson

PRESS RELEASE February 8, 2010

Northern Europe & Central Asia, Mats Granryd, currently head of market unit North Western Europe

Middle East, Anders Lindblad, currently head of market unit Turkey & Israel

Sub-Saharan Africa, Lars Lindén, currently in same position

India, Gowton Achaibar, currently head of market unit India & Sri Lanka

South East Asia and Oceania, Arun Bansal, currently country manager Ericsson Indonesia

China & North East Asia, Mats H Olsson, currently head of market unit Greater China

External accounting with its regional break-down will not be affected by this reorganization.

Mats H Olsson	Angel Ruiz

NOTES TO EDITORS:

Our multimedia content is available at the broadcast room: www.ericsson.com/broadcast_room

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 2 billion subscribers and has a leading position in managed services. The company’s portfolio comprises mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST-Ericsson joint ventures provide consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of being “the prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 80,000 employees generated revenue of SEK 206.5 billion (USD 27.1 billion) in 2009. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on OMX NASDAQ, Stockholm and NASDAQ New York.

PRESS RELEASE February 8, 2010

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FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

UPCOMING EVENTS

Mobile World Congress, Barcelona, Spain, February 15-18

Ericsson’s Capital Markets Day, Stockholm, Sweden, May 5-6

Ericsson Business Innovation Forum, Shanghai, China, May 17-18

For more information please contact the Ericsson Media Relations Team.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President Corporate Communications

Date: February 8, 2010